                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the Quarter Ended December 31, 1998


                                 AMDOCS LIMITED


                       Tower Hill House Le Bordage GY1 3QT
               St. Peter Port, Island of Guernsey, Channel Islands


                                  Amdocs, Inc.
                 1610 Des Peres Road, St. Louis, Missouri 63131

                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                           FORM 20 F  X    FORM 40 F


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                                  YES     NO  X

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     FOR THE QUARTER ENDED DECEMBER 31, 1998


                                      INDEX

PART I   FINANCIAL INFORMATION

         Item 1.  Financial Statements

                  Consolidated Balance Sheets

                  Consolidated Statements of Operations (Unaudited)

                  Consolidated Statements of Cash Flows (Unaudited)

                  Notes to Unaudited Consolidated Financial Statements

         Item 2.  Management's Discussion and Analysis of
                  Results of Operations and Financial Condition

PART II  OTHER INFORMATION

         Item 6.  Exhibits and Reports on Form 8-K

SIGNATURES

EXHIBIT INDEX

ITEM 1.  FINANCIAL INFORMATION


                                 AMDOCS LIMITED

                           CONSOLIDATED BALANCE SHEETS

                    (U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                                December 31, 1998       September 30, 1998
                                                                                -----------------       ------------------
                                                                                   (Unaudited)
ASSETS

Current assets:
   Cash and cash equivalents                                                      $     18,129             $    25,389
   Accounts receivable, including unbilled of $14,030 and $10,331,
     respectively                                                                      109,063                  79,723
   Accounts receivable from related parties, including unbilled of $0 and
     $537, respectively                                                                 19,530                  10,235
   Deferred income taxes                                                                16,026                  14,534
   Prepaid expenses and other current assets                                            14,600                  11,991
                                                                                  ------------             -----------
         Total current assets                                                          177,348                 141,872

Equipment, vehicles and leasehold improvements, net                                     54,305                  46,404
Deferred income taxes                                                                    7,224                   7,773
Intellectual property rights                                                            22,707                  23,362
Other noncurrent assets                                                                 20,926                  20,555
                                                                                  ------------             -----------
                                                                                  $    282,510             $   239,966
                                                                                  ============             ===========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
   Accounts payable and accrued expenses                                          $     54,136             $    47,599
   Accrued personnel costs                                                              32,454                  29,948
   Short-term financing arrangements                                                    75,708                  91,565
   Unearned revenue                                                                     52,121                  29,241
   Short-term portion of capital lease obligations                                       3,597                   2,952
   Forward exchange contracts                                                            5,782                   2,926
   Income taxes payable and deferred income taxes                                       23,253                  21,919
                                                                                  ------------             -----------
         Total current liabilities                                                     247,051                 226,150

Long-term forward exchange contracts                                                     2,094                   2,222
Long-term portion of capital lease obligations                                          11,217                   9,215
Other noncurrent liabilities                                                            24,733                  24,268

Shareholders' equity (deficit):
   Preferred shares - authorized 25,000 shares; (pound)0.01 par value; 0 shares
     issued and outstanding                                                                 --                      --
   Ordinary shares - authorized 550,000 shares;(pound)0.01 par value; 196,800
     shares outstanding                                                                  3,149                   3,149
   Additional paid-in capital                                                          447,745                 447,503
   Unrealized loss on derivative instruments                                            (3,626)                 (1,495)
   Unearned compensation                                                                (7,896)                 (8,947)


   Accumulated deficit                                                       (441,957)           (462,099)
                                                                          -----------         -----------
         Total shareholders' deficit                                           (2,585)            (21,889)
                                                                          ===========         ===========
                                                                          $   282,510         $   239,966
                                                                          ===========         ===========

The accompanying notes are an integral part of these financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                    (U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                    Three months ended December 31
                                                    -------------------------------
                                                        1998                1997
                                                    -----------         -----------
Revenue:
   License*                                         $    15,040         $     8,721
   Service*                                             116,385              77,837
                                                    -----------         -----------
                                                        131,425              86,558
                                                    -----------         -----------
Operating expenses:
   Cost of license                                        1,323               3,212
   Cost of service*                                      75,915              50,133
   Research and development                               8,379               5,321
   Selling, general and administrative*                  15,647              11,047
                                                    -----------         -----------
                                                        101,264              69,713
                                                    -----------         -----------
Operating income                                         30,161              16,845
                                                    -----------         -----------

Interest expense, net*                                    1,315               2,323
Other expense (income), net                                  72              (1,325)
                                                    -----------         -----------
                                                          1,387                 998
                                                    -----------         -----------
Income before income taxes                               28,774              15,847
Income taxes                                              8,632               7,886
                                                    ===========         ===========
Net income                                          $    20,142         $     7,961
                                                    ===========         ===========

Basic earnings per share                            $      0.10         $      0.06
                                                    ===========         ===========

Diluted earnings per share                          $      0.10         $      0.06
                                                    ===========         ===========

* Includes the following income (expense) resulting from transactions with related parties for the three months ended December 31, 1998 and 1997, respectively: License revenue - $100 and $210; service revenue - $21,398 and $23,241; cost of service - $500 and $709; selling, general and administrative - $112 and $106; interest expense - $0 and $51.


The accompanying notes are an integral part of these financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                    (U.S. dollars, unless otherwise stated)
                     (in thousands, except per share data)


                                                            Three months ended December 31
                                                            -------------------------------
                                                                1998              1997
                                                             -----------       ----------
Cash Flow from Operating Activities
Net income                                                   $    20,142       $    7,961
Reconciliation of net income to net cash provided by
operating activities:
   Depreciation                                                    3,842            2,308
   Amortization                                                    2,678            3,892
   Loss on sale of equipment                                         179               60
   Deferred income taxes                                           1,438             (967)
Net changes in operating assets and liabilities:
   Accounts receivable                                           (38,635)         (13,074)
   Prepaid expenses and other current assets                      (2,673)          (2,308)
   Other noncurrent assets                                        (1,038)          (1,172)
   Accounts payable and accrued expenses                           9,043            5,342
   Forward exchange contracts                                      2,728                -
   Unearned revenue                                               22,880            6,536
   Income taxes payable                                             (132)           4,563
   Other noncurrent liabilities                                      465            1,416
   Unrealized loss on derivative instruments                      (3,046)               -
                                                             -----------       ----------
                                                                 (10,408)           1,303
                                                             -----------       ----------
Net cash provided by operating activities                         17,871           14,557
                                                             -----------       ----------

Cash Flow from Investing Activities
Proceeds from sale of equipment, vehicles, and leasehold
   improvements                                                      463              350
Payments for purchase of equipment, vehicles, and
   leasehold improvements                                         (8,893)          (2,332)
                                                                               ----------
                                                             -----------
Net cash used in investing activities                             (8,430)          (1,982)
                                                             -----------       ----------

Cash Flow from Financing Activities
Payments under short-term finance arrangements                   (95,650)         (27,483)
Borrowings under short-term finance arrangements                  79,793          122,925
Net proceeds from issuance of long-term debt                           -          220,606
Principal payments under capital lease obligations                  (844)            (606)
Cash held in escrow                                                    -         (315,000)
                                                             -----------       ----------
Net cash (used in) provided by financing activities              (16,701)             442
                                                             -----------       ----------

Net (decrease) increase in cash and cash equivalents              (7,260)          13,017


Cash and cash equivalents at beginning of period                  25,389            53,732
                                                             ===========        ==========
Cash and cash equivalents at end of period                   $    18,129        $   66,749
                                                             ===========        ==========

Supplementary Cash Flow Information
Interest and income taxes paid
Cash paid for:
   Income taxes, net of refunds                              $     7,368        $    4,445
   Interest                                                        1,435               207


Noncash Investing and Financing Activities

Capital lease obligations of $3,491 and $793 were incurred during the three months ended December 31, 1998 and 1997, respectively, when the Company entered into lease agreements for vehicles.


The accompanying notes are an integral part of these financial statements.

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                    (U.S. dollars, unless otherwise stated)
                     (in thousands, except per share data)

Note 1.  Basis of Presentation

     Amdocs Limited (the "Company") is a leading provider of product-driven information system solutions to the telecommunications industry. The Company and its subsidiaries operate in one business segment, providing computer systems integration and related services for the telecommunications industry. The Company designs, develops, markets and supports computer software products and related services to telecommunications companies throughout the world.

     The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included therein and are of a normal recurring nature. The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year. These statements, however, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These statements should be read in conjunction with the Company's consolidated financial statements for the year ended September 30, 1998 set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

Note 2.  Adoption of New Accounting Standards

     Effective October 1, 1998, the Company adopted the provisions of Statement of Position (SOP) 98-1, "Accounting For the Costs of Computer Software Developed or Obtained For Internal-Use". The SOP requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. In accordance with the SOP, the Company capitalized approximately $700 of internally developed software costs in the three-month period ended December 31, 1998.

Note 3.  Comprehensive Income

     Effective October 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (Statement 130), which established standards for the reporting and display of comprehensive income and its components. Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

     The following table sets forth the reconciliation from net income to comprehensive income for the periods of:

                                          Three months ended December 31
                                          ------------------------------
                                              1998            1997
                                             -------         ------
     Net income                              $20,142         $7,961
     Change in unrealized loss  on
       derivative instruments, net of tax     (2,131)           -
                                              =======         ======
     Comprehensive Income                    $18,011         $7,961
                                              =======         ======



Note 4.  Income Taxes

     The provision for income taxes for the periods of:

                                          Three months ended December 31
                                          ------------------------------

                                              1998            1997
                                             ------          ------
     Current                                 $7,194          $8,853
     Deferred                                 1,438            (967)
                                             ======          ======
                                             $8,632          $7,886
                                             ======          ======



     The effective income tax rate varied from the statutory Guernsey tax rate as follows for the periods of:

                                          Three months ended December 31
                                          ------------------------------

                                             1998             1997
                                            -----            -----
     Statutory Guernsey tax rate               20%              20%
     Guernsey tax-exempt status               (20)             (20)
     Foreign taxes                             30               50*
                                            =====            =====
     Effective income tax rate                 30%              50%
                                            =====            =====



     * In fiscal 1998, the Company incurred tax expense on the income of its operations in various countries and sustained a loss in a tax jurisdiction in which the Company is tax-exempt, which resulted in no tax benefit to offset the expense incurred. As a result, the Company's effective income tax rate is significantly greater than the estimated fiscal 1999 effective tax rate.

Note 5.  Stock Option Plan

     In November 1998, options to purchase 20 Ordinary Shares were granted to employees at an exercise price equal to the June 1998 grants ($1.92). In connection with this grant the Company recorded unearned compensation expense totaling $242 as a separate component of shareholders' equity for the difference between the fair market value per share at the date of grant and the exercise price of $1.92 per share. Additional paid-in capital was increased by the same amount. The unearned compensation will be amortized ratably over the vesting period of three years.

     In November 1998, options to purchase 70 Ordinary Shares were granted to employees at an exercise price of $13.69, which was equal to the fair market value per share at the date of grant, with vesting over four years and a term of ten years.

Note 6.  Earnings per Share

     The following table sets forth the computation of basic and diluted earnings per share:

                                                                    Three months ended December 31
                                                                    -------------------------------
                                                                        1998            1997
                                                                      --------         --------
     Numerator:
     Net income                                                       $ 20,142         $  7,961
                                                                      ========         ========
     Denominator:
     Denominator for basic earnings per share - weighted
       average shares                                                  196,800          124,708
     Effect of dilutive contingently issuable shares                         -            2,584
     Effect of dilutive stock options granted                            2,105                -
                                                                      ========         ========
     Denominator for dilutive earnings per share - adjusted
       average shares and assumed conversions                          198,905          127,292
                                                                      ========         ========

     Basic earnings per share                                            $0.10            $0.06
                                                                      ========         ========

     Diluted earnings per share                                          $0.10            $0.06
                                                                      ========         ========

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

         This report contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results reflected in those forward-looking statements, as they are subject to a variety of risk factors which are set forth in the Company's Annual Report on Form 20-F on file with the Securities and Exchange Commission. THE COMPANY DISCLAIMS ANY OBLIGATION TO UPDATE ITS FORWARD-LOOKING STATEMENTS.

OVERVIEW

         The Company provides customized software products and services to the telecommunications industry, primarily Customer Care and Billing Systems ("CC&B") for wireless, wireline and multiple-service or convergent network operators and service providers. Amdocs also supplies Directory Sales and Publishing Systems ("Directory Systems") to publishers of both traditional printed yellow page and white page directories and electronic Internet directories. The Company's products are mission-critical for a customer's operations. Due to the complexity of the process and the expertise required for system support, the Company also provides extensive customization, implementation, ongoing support, system enhancement and maintenance services.

         The Company derives its revenue principally from (i) the initial sale of the Company's products and related services, including license fees and customization and implementation services, and (ii) recurring revenue from ongoing maintenance, support and related services provided to the Company's customers and, to a lesser degree, from incremental license fees resulting from increases in a customer's subscribers.

         License revenue is recognized concurrently as work is performed, using percentage of completion accounting. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and support services, is also recognized as work is performed, under the percentage of completion method. Revenue related to ongoing support is recognized as work is performed. Revenue from third party hardware and software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of its percentage of completion accounting policies, the Company's annual and quarterly operating results may be significantly affected by the size, timing and changes in estimates of customer projects and the Company's progress in completing such projects.

         Since 1992, the Company has invested substantial resources to develop its information technology and to expand its range of products. As a result of significant information technology expenditures, the Company was able to offer a full range of integrated applications for its CC&B Systems at the same time factors such as increased demand for services, deregulation, privatization and technological advancements began to transform the telecommunications industry. License and service fees from the sale of CC&B Systems amounted to $90.4 million and $46.8 million in first quarters 1999 and 1998 respectively, representing 68.8% and 54.1%, respectively, of the Company's revenue for such periods.

         The Company believes that the demand for CC&B Systems will continue to increase as the size and complexity of the telecommunications industry increases and that CC&B Systems will account for a larger share of the Company's total revenue in fiscal year 1999.

         Although the business of publishing traditional yellow page and white page directories is a mature business in the United States, it continues to be a significant source of revenue for the Company worldwide. The Company believes that it is a leading provider of Directory Systems in most of the markets it serves. License and service fee revenue from the sale of Directory Systems totaled $41.0 million and $39.8 million in first quarter 1999 and 1998, respectively, accounting for 31.2% and 45.9%, respectively, of the Company's revenue for such periods. The Company believes that the demand for Directory Systems will be favorably impacted by increased competition among international directory publishers, as well as by a broader introduction of electronic directories. However, the Company anticipates that the relative contribution of license and service fees for Directory Systems to total revenue will decrease over time. The Company has also recently introduced a number of new products for Internet and electronic commerce applications. The Company anticipates that over the next several years products developed or to be developed for such applications will make a modest but increasing contribution to revenue.

         The Company's research and development activities involve the development of new software modules and product offerings in response to an identified market demand, usually in conjunction with a customer project. The Company also expends additional amounts on applied research and software development activities to keep abreast of new technologies in the telecommunications market. In the next several years, the Company intends to continue to make significant investments in its research and development activities both for CC&B Systems and Directory Systems.

RESULTS OF OPERATIONS

         The following table sets forth certain items in the Company's consolidated statements of operations reflected as a percentage of total revenue for the periods of:



                                                 Three months ended December 31
                                                 ------------------------------
                                                       1998           1997
                                                       ----           ----
Revenue:
  License                                               11.4%          10.1%
  Service                                               88.6           89.9
                                                       -----          -----
                                                       100.0          100.0
                                                       -----          -----

Operating expenses:
  Cost of license                                        1.0            3.7
  Cost of service                                       57.8           57.9
  Research and development                               6.4            6.1
  Selling, general and administrative                   11.9           12.8
                                                       -----          -----
                                                        77.1           80.5
                                                       -----          -----

Operating income                                        22.9           19.5
Interest expense, net                                    1.0            2.7
Other expense (income), net                               --           (1.5)
Income taxes                                             6.6            9.1
                                                       -----          -----

Net income                                              15.3%           9.2%
                                                       =====          =====

Quarter ended December 31,  1998 and 1997

         The Company's fiscal year ends on September 30. The information set forth below compares first quarter fiscal year 1999 with first quarter fiscal year 1998.

         Revenue. Revenue for the quarter ended December 31, 1998 was $131.4 million, an increase of $44.9 million, or 51.8%, compared to the prior fiscal year's first quarter. License revenue increased from $8.7 million in first quarter fiscal year 1998 to $15.0 million in first quarter fiscal year 1999, an increase of 72.5%, and service revenue increased 49.5% by $38.5 million in first quarter fiscal year 1999. Total CC&B Systems revenue for the quarter ended December 31, 1998 was $90.4 million, an increase of $43.6 million, or 93.2%, compared to the prior fiscal year's first quarter. Revenue attributable to Directory Systems was $41.0 million for the quarter ended December 31, 1998, an increase of $1.2 million, or 3.0%, from first quarter fiscal year 1998. The growth in revenue is attributable to sales to new customers as well as to sales of additional products and services to existing customers.

         In the three months ended December 31, 1998 and 1997, revenue from customers in North America, Europe and the rest of the world accounted for 44.1%, 38.0% and 17.9%, respectively, compared to 59.1%, 17.6%, and 23.3%, respectively.

         Cost of License. Cost of license for the quarter ended December 31, 1998 was $1.3 million, a decrease of $1.9 million, or 58.8%, from cost of license for the quarter ended December 31, 1997. Cost of license in first quarter 1999 includes amortization of purchased computer software and intellectual property rights, and in 1998 included royalty expense paid to related parties in connection with the grant to the Company of licenses to use certain software jointly developed with such subsidiaries.

         Cost of Service. Cost of service for first quarter fiscal year 1999 was $75.9 million, an increase of $25.8 million, or 51.4%, from cost of service of $50.1 million for first quarter fiscal year 1998. As a percentage of revenue, cost of service decreased to 57.8% in the quarter ended December 31, 1998 from 57.9% in first quarter fiscal year 1998. The absolute increase in cost of service is consistent with the increase in revenue for the quarter, as these costs are predominately compensation related and reflect increased employment levels required to support the growth in revenue.

         Research and Development. Research and development expense is primarily comprised of compensation expense attributed to research and development activities, usually in conjunction with customer contracts. In the quarter ended December 31, 1998, research and development expense was $8.4 million, or 6.4% of revenue, compared with $5.3 million, or 6.1% of revenue, in the quarter ended December 31, 1997. The increase in research and development expense represents ongoing expenditures for both CC&B Systems and Directory Systems.

         Selling, General and Administrative. Selling, general and administrative expense is primarily comprised of compensation expense and increased by 41.6%, to $15.6 million, or 11.9% of revenue, in the quarter ended December 31, 1998 from $11.0 million, or 12.8% of revenue, in the prior fiscal year's first quarter.

 Operating Income. Operating income in the quarter ended December 31, 1998 was $30.2 million, or 22.9% of revenue, as compared with $16.8 million, or 19.5% of revenue, in the prior fiscal year's first quarter, an increase of 79.1%. As a percentage of revenue, operating income was 22.9% in first quarter fiscal year 1999 as compared to 19.5% in first quarter fiscal year 1998.

         Interest Expense, Net. Interest expense, net is primarily interest expense incurred by the Company related to bank debt and subordinated debt, which debt was substantially repaid from the proceeds of the Company's initial public offering. In the quarter ended December 31, 1998, interest expense, net was an expense of $1.3 million, a decrease of $1.0 million from first quarter fiscal year 1998.

         Income Taxes. Income taxes in the quarter ended December 31, 1998 were $8.6 million on income before taxes of $28.8 million. In the prior fiscal year's first quarter, income taxes were $7.9 million on income before taxes of $15.8 million. See the discussion of "Effective Tax Rate" below.

         Net Income. The Company's net income was $20.1 million, or 15.3% of revenue, in the quarter ended December 31, 1998. The increase was primarily the result of an increase in operating income.

         Basic and Diluted Earnings Per Share. Basic and diluted earnings per share increased 67.0% from $.06 in first quarter fiscal year 1998 to $.10 in first quarter fiscal year 1999. This was positively effected by the increase in net revenue and partially offset by an increase in the weighted average number of shares.

YEAR 2000 ISSUES

         Background. The term "year 2000 issues" is a general term used to describe the various problems that may result from the improper processing of dates and fault date calculations by computers and other machinery in the upcoming millenium. These problems generally arise from the fact that most of the world's legacy computer hardware and software have historically used only two digits to identify the year in a date, often meaning that the computer will fail to distinguish dates in the "2000's" from dates in the "1900's". These problems may also arise from other sources such as the use of special codes and conventions in software that make use of the date field. This could result in a system failure or miscalculation causing disruptions of operations, including, among other things, total failure of mass systems that depend on computers such as electricity, telephone networks, and banking systems.

         Year 2000 issues, which potentially impact the Company, include the Company's own internal systems, its customized software products sold and the compliance efforts of third parties.

         The Company's State of Readiness. The Company has identified the information technology ("IT") and non-IT systems, software and products which could be affected by the year 2000 issue, and has assessed the efforts required to remediate or replace them. The Company has also identified versions of its products that will not be made compliant and is assisting customers in upgrading or migrating to year 2000 compliant versions. By the end of 1999, it is the Company's intention that all of the major or key systems, software and products will be remediated or replaced.

         The Company began evaluating year 2000 compliancy issues in mid-

1996. Since then the following functions have been performed: thorough examination and study of year 2000 compliance status, process methodology adaptation, analysis of solution alternatives and determination of Amdocs' technical and business year 2000 policies. In recent years, systems have been developed as year 2000 compliant; older generations of applications are being migrated to year 2000 compliance in cooperation with our customers (using Amdocs year 2000 methodology and toolkit). None of these systems need mass data conversion, which is usually the most sensitive portion of the year 2000 migration. Recognizing the importance of year 2000 support in the IT industry and to provide an additional level of assurance to our customers, Amdocs has decided to conduct a thorough and systematic verification process. This effort is based on the application of industry-wide standards for year 2000 compliance. This verification process utilizes a specialized tool kit developed by Amdocs including a powerful search utility (as a result of an analysis for cost-effectiveness). For many customers we offer to conduct the verification process, since the ultimate verification for year 2000 compliance should be executed in their own working environment. This subject is crucial in view of the technical and functional interaction with third party systems and those developed by the customers locally.

         The Company anticipates completing the majority of the testing, implementation of changes and necessary refinements by mid 1999. Management expects that systems, software and products for which the Company has responsibility currently are year 2000 compliant or will be compliant on a timely basis. The Company is currently not aware of any year 2000 issues with its customers that cannot be remedied.

         The Company has contacted all of its customers, and several of its vendors and other third parties with whom it deals to identify potential issues the Company might encounter concerning year 2000 compliancy. These communications are also used to elicit the status of year 2000 readiness, and to clarify which year 2000 issues are the responsibility of the Company and which are the responsibility of the third party. The Company does not anticipate that the year 2000 issues it will encounter with third parties will be different than those encountered by other providers of information services, including the Company's competitors. At this time, the Company is not aware of any year 2000 issues or problems relating to third parties with which the Company has a material relationship.

         Costs To Address The Company's Year 2000 Issues. A significant portion of the Company's year 2000 compliance efforts have occurred or are occurring in connection with system upgrades or replacements that were otherwise planned (but perhaps accelerated due to the year 2000 issue) or which have significant improvements and benefits unrelated to year 2000 issues. The remainder of the costs that are incremental and directly related to year 2000 issues are not expected to be material to the financial position or results of operations of the Company.

         The Company has accrued approximately $3.3 million at December 31, 1998 representing the estimated amount of costs to modify previously sold customized software products. The Company does not anticipate capitalizing any of these costs as they relate to warranties related to products developed for customers.

         The Company has not yet estimated year 2000 costs for periods after 1999. Some post-1999 costs might be anticipated due to extra customer service efforts created by the failure of third parties to be year 2000 compliant. Neither the costs incurred for year 2000 compliance efforts, nor the delay or deferral of certain development projects that might have otherwise been undertaken in the absence of year 2000 compliance efforts, are expected to have a material effect on the Company's financial position or results of operations. Such costs generally have been funded by the re-deployment of both IT and non-IT personnel resources. In addition, the Company's philosophy is to address many year 2000 issues as part of re-engineering or replacement efforts. There were several situations in which customers funded a special effort for the year 2000, but those projects were usually treated by Amdocs as a part of ongoing support of the customer.

         The Company's Contingency Plans. Detailed contingency plans are being prepared and will be refined as appropriate. Those plans will focus on matters which appear to be the Company's most likely year 2000 risks, such as possible additional customer support efforts by the Company that would be necessary if customers or vendors are not year 2000 compliant, or if a year 2000 issue should not be timely detected in the Company's own compliance efforts.

         Risks of The Company's Year 2000 Issues. The Company does not anticipate that the year 2000 issues and risks, including the most reasonably likely worst case year 2000 scenario, it will encounter will be significantly different than those encountered by other providers of information services. Although the Company believes its remediation, replacement and testing efforts will address all of the year 2000 issues for which the Company is responsible, to the extent these efforts are not successful, additional compliance efforts would be necessary together with additional customer service efforts and expenditures. If third parties fail in their compliance efforts, the Company could also be impacted and required to provide additional customer service efforts. In such an event, the Company could incur additional costs and experience a negative impact on revenue and operating income.

         The Company's cost and timetable estimates for its year 2000 efforts are subject to potentially significant estimation uncertainties that could cause actual results to differ materially. These estimates are based on management's current best estimates and reflect certain assumptions. Factors which could impact these estimates include: the availability of appropriate technology personnel; the rate and magnitude of related labor costs; the successful identification of all aspects of the Company's systems, the success of third parties in their year 2000 compliance efforts; software and products that require remediation or replacement; the extent of testing required; the costs of the Company's efforts to assist certain customers in the remediation of their customized code; and the amount of cost recoveries from those efforts. Due to the complexity and pervasiveness of the year 2000 issue, and in particular the uncertainty regarding the compliance efforts of third parties, no assurance can be given that these estimates will be achieved, and actual results could differ materially.

EUROPEAN MONETARY UNION CURRENCY

         The European Monetary Union currency, or the euro, will be phased in over a three-year period commencing January 1, 1999, when participating European countries began using the euro currency for non-cash transactions. The Company intends to offer software products that are capable of handling the euro currency and converting from local currencies to the euro. There can be no assurance that the Company's software or software provided to the Company's customers by other vendors will ensure an errorless transition to the euro currency. The Company has accrued approximately $2.3 million at December 31, 1998 representing the estimated amount of costs to modify its software products to accept the euro currency under existing agreements with customers relating to previously sold products. The Company does not currently anticipate recovering these expenditures from the customers, as they relate to warranty agreements. There can be no assurance that such costs will not significantly exceed such estimate, in which case such costs could have a material adverse effect on the Company's results of operations and financial condition.

EFFECTIVE TAX RATE

         The Company's overall effective tax rate has historically been approximately 30% due to the various tax rates in the countries in which the Company operates and the relative magnitude of the activities of the Company in those countries. The Company's consolidated effective tax rate for the first quarter of the fiscal year 1998 was 50% due to significant interest expense in a tax jurisdiction in which the Company is tax exempt, which resulted in no tax benefit to offset the tax expense incurred in other jurisdictions. Due to the repayment of the debt which gave rise to the interest expense, the effective tax rate is expected to be 30% for fiscal year 1999.

CURRENCY FLUCTUATIONS

         The Company regards the U.S. dollar as its functional currency and measures itself according to that currency. Approximately 80% of the Company's revenue is in US dollars or linked to the US dollar. Approximately 60% of its operating expenses are paid in U.S. dollars or are linked to U.S. dollars. Other significant currencies in which the Company receives revenue or pays expenses are Australian dollars, Austrian shillings, British pounds, Canadian dollars and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on the operations of the Company. As the Company expands its operations outside of the United States, its exposure to fluctuations in currency exchange rates could increase. The Company enters into various foreign exchange hedging contracts in managing its foreign exchange risks. At December 31, 1998, the Company had hedged all significant exposures in currencies other than the US dollar.

LIQUIDITY AND CAPITAL RESOURCES

         Financing Transactions

         The Company has primarily financed its operations through cash generated from operations, sales of equity securities and borrowing from banks and other lenders. Cash and cash equivalents totaled $18.1 million at December 31, 1998 compared to $25.4 million in September 1998. Net cash provided by operating activities amounted to $17.9 million, and $14.6 million for the first quarter fiscal years 1999 and 1998, respectively.

         The Company currently intends to retain its earnings to repay its outstanding loans and to finance the development of its business. The terms of the July 1998 bank agreement effectively restrict the payment of cash dividends by the Company.

         At December 31, 1998, the Company had a shareholders' deficit of $2.6 million as a result of the $478.7 million in dividends distributed to shareholders in January 1998 and the net proceeds of $234.2 million from the initial public offering. The Company believes that cash generated from operations and the Company's current lines of credit will provide sufficient resources to meet the Company's needs in the near future.

         At December 31, 1998, the Company had short term lines of credit totaling $147.0 million from various banks or bank groups, of which $75.7 million was outstanding. As of such date, the Company had also used approximately $2.8 million of its revolving credit facility to support outstanding letters of credit.

         As of December 31, 1998, the Company had negative working capital of $69.7 million as compared to negative working capital of $84.3 million at September 30, 1998. The Company does not believe this will have a negative impact on its liquidity as this temporary situation is primarily a result of a three year revolving credit line which the Company intends to repay within the next twelve months with cash flows from operations.

         As of December 31, 1998, the Company had long-term obligations outstanding of $14.8 million in connection with vehicle leasing arrangements.

         Currently, capital expenditures of the Company are funded primarily by operating cash flows and capital leasing arrangements. The Company does not anticipate a change to this policy in the foreseeable future.

Net Deferred Tax Assets

         Based on management's assessment, it is more likely than not that all the net deferred tax assets at December 31, 1998 will be realized through future taxable earnings. No significant increase in future taxable earnings would be required to fully realize the net deferred tax assets.

                                 AMDOCS LIMITED

PART II.  OTHER INFORMATION

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K.

(a)      Exhibits

EXHIBIT NO.                DESCRIPTION

99.1                       Amdocs Limited Press Release dated January 25, 1999

(b)      Reports on Form 8-K.

No reports on Form 8-K were filed by the Company during this period.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Amdocs Limited


                                       /s/  Thomas G. O'Brien
Date: February 16, 1999                ------------------------------
                                            Thomas G. O'Brien
                                            Treasurer and Secretary
                                            Authorized U.S.
                                            Representative

                                  EXHIBIT INDEX


EXHIBIT NO.             DESCRIPTION

99.1                    Amdocs Limited Press Release dated
                        January 25, 1999.